Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Record Quarterly Revenue of $941M

Expects Fiscal 2017 Revenue Growth of 2.0-6.0% YoY

Quarterly Cash Dividend to be Raised From $0.195 to $0.22 Per Share,

Subject to Shareholder Approval at the January 2017 Annual Meeting

Key highlights:

•	Fourth fiscal quarter revenue of $941 million, at the midpoint of the $920-$960 million guidance range. As we anticipated, foreign currency movements negatively affected revenue by approximately $2 million relative to the third quarter of fiscal 2016

•	Diluted GAAP EPS of $0.64 for the fourth fiscal quarter, below the $0.66-$0.74 guidance range due to higher acquisition-related costs in connection with the acquisitions of Pontis, Vindicia and Brite:Bill announced on September 14, 2016

•	Fourth fiscal quarter diluted non-GAAP EPS of $0.89, slightly above the mid-point of the $0.85-$0.91 guidance range (non-GAAP EPS excludes amortization of purchased intangible assets and other acquisition-related costs, and equity-based compensation expense, net of related tax effects)

•	Fourth fiscal quarter GAAP operating income of $118 million; non-GAAP operating income of $161 million; non-GAAP operating margin of 17.1%

•	Free cash flow of $125 million for the fourth fiscal quarter

•	Repurchased $90 million of ordinary shares during the fourth fiscal quarter

•	Twelve-month backlog of $3.17 billion at the end of the fourth fiscal quarter, up $60 million from the end of the third quarter of fiscal 2016

•	The board of directors approved a $0.195 per share quarterly cash dividend to be paid on January 13, 2017, and, subject to shareholders’ approval at the January 2017 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.22 per share, anticipated to be paid in April 2017

•	First quarter fiscal 2017 guidance: Expected revenue of approximately $935-$975 million. Expected diluted GAAP EPS of approximately $0.59-$0.67. Expected diluted non-GAAP EPS of approximately $0.87-$0.93 (which excludes amortization of purchased intangible assets and other acquisition-related costs and approximately $0.09-$0.10 per share of equity-based compensation expense, net of related tax effects)

•	Full year fiscal 2017 guidance: Expected revenue growth of 2.0-6.0% on a constant currency basis and reported basis. Expected non-GAAP diluted earnings per share growth of roughly 4.5-8.5%, incorporating the impact of anticipated share repurchase activity over the course of the fiscal year

ST. LOUIS – November 8, 2016 – Amdocs Limited (NASDAQ: DOX) today reported that for its fourth fiscal quarter ended September 30, 2016, revenue was $940.7 million, up 1.1% or $10.5 million sequentially from the third fiscal quarter of 2016 and up 1.5% as compared to last year’s fourth fiscal quarter. Revenue for the fourth fiscal quarter of 2016 includes a negative impact from foreign currency movements of approximately $2 million relative to the third quarter of fiscal 2016. The Company’s GAAP net income for the fourth quarter of fiscal 2016 was $95.7 million, or $0.64 per diluted share, compared to GAAP net income of $91.1 million, or $0.59 per diluted share, in the prior fiscal year’s fourth quarter. Net income on a non-GAAP basis was $132.4 million, or $0.89 per diluted share, compared to non-GAAP net income of $130.4 million, or $0.84 per diluted share, in the fourth quarter of fiscal 2015. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $36.7 million, net of related tax effects, in the fourth quarter of fiscal 2016, and excludes such amortization and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets and equity-based compensation expenses of $39.2 million, net of related tax effects, in the fourth quarter of fiscal 2015.

“Our fourth quarter performance was solid and culminated in a stronger second half along the lines we predicted a year ago. North America showed further signs of stabilization, while Europe and Rest of World delivered strong double-digit growth for the full year notwithstanding normal fluctuations in customer activity in Q4. Late in the quarter, we expanded our digital capabilities with the combined acquisitions of Pontis, Brite:Bill and Vindicia for roughly $260 million in cash. We also delivered on our plan to return 100% of free cash flow to shareholders in the second half of the fiscal year, consistent with our ongoing commitment to the disciplined and proactive allocation of cash,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “During the fourth quarter we expanded our activities with several important customers. In Latin America, Telefónica selected the Amdocs Data Hub as the next logical step in the quad-play transformation project we are supporting at its Vivo operations in Brazil. The Amdocs solution extracts and analyzes large volumes of customer data from a wide range of operational platforms and will give Telefónica Brazil the business insights needed to react quickly to changing market dynamics. In the Philippines, Globe Telecom selected Amdocs Revenue Guard for automated, analytics-driven revenue assurance, a service that builds on the market-leading technology we secured through our acquisition of cVidya in January 2016.”

Gelman concluded, “We enter fiscal 2017 focused on building the engines to support our customers in strategic areas such as digital modernization, the enterprise segment, Pay TV and network function virtualization. With the visibility provided by our record 12-month backlog we are targeting full year non-GAAP earnings per share growth of 4.5% to 8.5% while monitoring various macro and industry specific risks, including the impact of consolidation activity in North America. Finally, we are pleased to announce a planned increase in the quarterly cash dividend of nearly 13% to 22 cents per share, payable in April 2017 if approved by shareholders at the annual meeting in January 2017. This marks the fourth consecutive year that our Board has approved an increase in the dividend and further demonstrates our confidence in the future success of Amdocs.”

Financial Discussion of Fourth Fiscal Quarter Results

Free cash flow was $125 million for the fourth quarter of fiscal 2016, comprised of cash flow from operations of $153 million, less $28 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.17 billion at the end of the fourth quarter of fiscal 2016, up $60 million from the end of the prior quarter, with approximately half of the increase due to acquisitions.

Fiscal Year 2016 Results

For the fiscal year ended September 30, 2016, revenue increased by 2.0% to $3.7 billion. The Company’s GAAP net income in fiscal 2016 was $409.3 million, or $2.71 per diluted share, compared to GAAP net income of $446.2 million, or $2.85 per diluted share, in fiscal 2015. Fiscal 2016 net income on a non-GAAP basis was $540.1 million, or $3.57 per diluted share (excluding amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $130.8 million, net of related tax effects), compared to non-GAAP net income of $529.7 million, or $3.38 per diluted share, in fiscal 2015 (excluding amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $83.5 million, net of related tax effects).

Financial Outlook

Amdocs expects that revenue for the first quarter of fiscal 2017 will be approximately $935-$975 million. Embedded within this guidance is an immaterial sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2016. This outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner or from other current and potential customer consolidation activity in North America.

Amdocs estimates GAAP diluted earnings per share for the first fiscal quarter of 2017 will be $0.59-$0.67. Diluted earnings per share on a non-GAAP basis for the first quarter of fiscal 2017 is expected to be $0.87-$0.93, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.09-$0.10 per share of equity-based compensation expense, net of related tax effects.

Quarterly Cash Dividend Program

On November 8, 2016, the Board approved the Company’s next quarterly cash dividend payment of $0.195 per share and set December 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 13, 2017. The Board also approved an increase in the Company’s quarterly cash dividend payment to $0.22 per share, which is anticipated to be paid in April 2017, provided that the increase is approved by shareholders at the January 2017 annual general meeting of shareholders.

Conference Call Details

Amdocs will host a conference call on November 8, 2016 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter and fiscal year 2016 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 97721633. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Amdocs Analyst & Investor Briefing

Amdocs will host an Analyst and Investor briefing on Wednesday, December 14 at the NASDAQ market site headquarters in New York City’s midtown. Please contact investor relations for further details and check our investor relations website several days in advance for details on how to access the live webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	nonrecurring restructuring charges associated with the Comverse acquisition;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. For more than 30 years, Amdocs solutions, which include BSS, OSS, network control, optimization and network functions virtualization, coupled with professional and managed services, have accelerated business value for its customers by simplifying business complexity, reducing costs and delivering a world-class customer experience.

The Amdocs portfolio enables service providers to capture the world of digital immediacy by operating across digital dimensions to engage customers with personalized, omni-channel experiences; creating a diversified business to capture new revenue streams; becoming data empowered to make business and operational decisions based on insight-based and predictive analytics; and achieving service agility to accelerate the fast rollout of new technologies and hybrid network services.

Amdocs and its 25,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.7 billion in fiscal 2016.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2015 filed on December 10, 2015 and our Form 6-K furnished for the first quarter of fiscal 2016 on February 16, 2016, for the second quarter of fiscal 2016 on May 17, 2016 and for the third quarter of fiscal 2016 on August 8, 2016.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenue	$940,656	$926,776	$3,718,229	$3,643,538

Operating expenses:
Cost of revenue	611,107	603,105	2,408,040	2,349,488
Research and development	61,043	65,900	252,292	254,944
Selling, general and administrative	117,030	111,191	464,883	440,085
Amortization of purchased intangible assets and other	32,979	23,880	109,873	70,073
Restructuring charges	—	13,000	—	13,000

	822,159	817,076	3,235,088	3,127,590

Operating income	118,497	109,700	483,141	515,948

Interest and other income (expense), net	649	(1,375)	1,557	(2,544)

Income before income taxes	119,146	108,325	484,698	513,404

Income taxes	23,437	17,195	75,367	67,241

Net income	$95,709	$91,130	$409,331	$446,163

Basic earnings per share	$0.65	$0.60	$2.74	$2.89

Diluted earnings per share	$0.64	$0.59	$2.71	$2.85

Basic weighted average number of shares outstanding	147,281	152,601	149,168	154,423

Diluted weighted average number of shares outstanding	148,984	155,201	151,176	156,809

Cash dividends declared per share	$0.195	$0.170	$0.755	$0.665

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenue	$940,656	$926,776	$3,718,229	$3,643,538
Non-GAAP operating income	161,078	156,917	635,714	618,675
Non-GAAP net income	132,360	130,353	540,116	529,700
Non-GAAP diluted earnings per share	$0.89	$0.84	$3.57	$3.38
Diluted weighted average number of shares outstanding	148,984	155,201	151,176	156,809

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended September 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$611,107	$—	$(4,802)	$—	$606,305
Research and development	61,043	—	(929)	—	60,114
Selling, general and administrative	117,030	—	(3,871)	—	113,159
Amortization of purchased intangible assets and other	32,979	(32,979)	—	—	—

Total operating expenses	822,159	(32,979)	(9,602)	—	779,578

Operating income	118,497	32,979	9,602	—	161,078

Income taxes	23,437	—	—	5,930	29,367

Net income	$95,709	$32,979	$9,602	$(5,930)	$132,360

	Three months ended September 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$603,105	$—	$(3,854)	$—	$—	$599,251
Research and development	65,900	—	(830)	—	—	65,070
Selling, general and administrative	111,191	—	(5,653)	—	—	105,538
Amortization of purchased intangible assets and other	23,880	(23,880)	—	—	—	—
Restructuring charges	13,000	—	—	(13,000)	—	—

Total operating expenses	817,076	(23,880)	(10,337)	(13,000)	—	769,859

Operating income	109,700	23,880	10,337	13,000	—	156,917

Income taxes	17,195	—	—	—	7,994	25,189

Net income	$91,130	$23,880	$10,337	$13,000	$(7,994)	$130,353

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Fiscal year ended September 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,408,040	$—	$(18,249)	$—	$2,389,791
Research and development	252,292	—	(3,742)	—	248,550
Selling, general and administrative	464,883	—	(20,709)	—	444,174
Amortization of purchased intangible assets and other	109,873	(109,873)	—	—	—

Total operating expenses	3,235,088	(109,873)	(42,700)	—	3,082,515

Operating income	483,141	109,873	42,700	—	635,714

Income taxes	75,367	—	—	21,788	97,155

Net income	$409,331	$109,873	$42,700	$(21,788)	$540,116

	Fiscal year ended September 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Restructuring charges	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,349,488	$—	$(15,621)	$—	$24,906	$—	$2,358,773
Research and development	254,944	—	(3,400)	—	—	—	251,544
Selling, general and administrative	440,085	—	(25,539)	—	—	—	414,546
Amortization of purchased intangible assets and other	70,073	(70,073)	—	—	—	—	—
Restructuring charges	13,000	—	—	(13,000)	—	—	—

Total operating expenses	3,127,590	(70,073)	(44,560)	(13,000)	24,906	—	3,024,863

Operating income	515,948	70,073	44,560	13,000	(24,906)	—	618,675

Interest and other expense, net	2,544	—	—	—	3,921	—	6,465

Income taxes	67,241	—	—	—	—	15,269	82,510

Net income	$446,163	$70,073	$44,560	$13,000	$(28,827)	$(15,269)	$529,700

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2016	September 30, 2015
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,095,723	$1,354,012
Accounts receivable, net, including unbilled of $134,122 and $80,197, respectively	818,531	714,784
Deferred income taxes	—	150,733
Prepaid expenses and other current assets	186,137	158,633

Total current assets	2,100,391	2,378,162

Equipment and leasehold improvements, net	331,728	309,320
Goodwill and other intangible assets, net	2,493,166	2,301,610
Other noncurrent assets	406,070	335,560

Total assets	$5,331,355	$5,324,652

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$992,679	$945,033
Short-term financing arrangements	200,000	220,000
Deferred revenue	173,331	198,470

Total current liabilities	1,366,010	1,363,503
Other noncurrent liabilities	511,784	554,307
Shareholders’ equity	3,453,561	3,406,842

Total liabilities and shareholders’ equity	$5,331,355	$5,324,652

Due to the early adoption of Accounting Standard Update 2015-17, starting the first quarter of fiscal year 2016, all deferred tax assets and liabilities are classified as noncurrent on the balance sheet. Prior balance sheets were not retrospectively adjusted.

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal year ended September 30,
	2016	2015
Cash Flow from Operating Activities:
Net income	$409,331	$446,163
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	211,791	174,795
Equity-based compensation expense	42,700	44,560
Deferred income taxes	(2,315)	(26,887)
Excess tax benefit from equity-based compensation	(6,913)	(5,949)
Loss from short-term interest-bearing investments	407	476
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(70,859)	39,829
Prepaid expenses and other current assets	(11,164)	22,690
Other noncurrent assets	2,587	7,406
Accounts payable, accrued expenses and accrued personnel	59,982	63,894
Deferred revenue	(49,828)	2,434
Income taxes payable	10,112	23,474
Other noncurrent liabilities	24,403	(20,263)

Net cash provided by operating activities	620,234	772,622

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(130,086)	(120,503)
Proceeds from sale of short-term interest-bearing investments	361,960	252,818
Purchase of short-term interest-bearing investments	(370,742)	(250,184)
Net cash paid for acquisitions	(283,450)	(263,193)
Other	(18,533)	1,408

Net cash used in investing activities	(440,851)	(379,654)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	220,000
Payments under financing arrangements	(220,000)	(210,000)
Repurchase of shares	(413,422)	(454,020)
Proceeds from employee stock options exercised	89,600	78,206
Payments of dividends	(109,304)	(100,790)
Excess tax benefit from equity-based compensation	6,913	5,949
Other	(83)	(9)

Net cash used in financing activities	(446,296)	(460,664)

Net decrease in cash and cash equivalents	(266,913)	(67,696)
Cash and cash equivalents at beginning of period	1,035,573	1,103,269

Cash and cash equivalents at end of period	$768,660	$1,035,573

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
North America	$626.2	$591.8	$586.4	$576.7	$626.6
Europe	118.9	126.3	139.2	128.9	115.3
Rest of the World	195.6	212.0	200.3	215.9	184.9

Total Revenue	$940.7	$930.1	$925.9	$921.5	$926.8

	Three months ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Managed Services Revenue	$478.5	$479.2	$501.1	$487.6	$466.6

	Three months ended
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Customer Experience Systems	$924.9	$908.1	$902.3	$894.4	$899.4
Directory	15.8	22.0	23.6	27.1	27.4

Total Revenue	$940.7	$930.1	$925.9	$921.5	$926.8

	As of
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
12-Month Backlog	$3,170	$3,110	$3,100	$3,090	$3,080

# # #